UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Clearfield, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	000-16106	41-1347235
State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7050 Winnetka North, Suite 100 Brooklyn Park, Minnesota	55428
(Address of principal executive offices)	(Zip Code)

Daniel Herzog (763) 476-6866
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Clearfield, Inc. (the “Company”) is filed for the reporting period from January 1, 2016 to December 31, 2016 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD, as modified by the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 7, 2017.

Conflict Minerals Disclosure

Clearfield’s Products

In accordance with the Rule, the Company reviewed the products offered and determined that conflict minerals were necessary to the functionality or production of the following products the Company manufactured or contracted to manufacture in the reporting period of January 1, 2016 to December 31, 2016: (1) cable assemblies made with metal compounds that contain the conflict minerals of tin and gold and (2) cabinets and panels comprised of sheet metal containing tin. These cable assemblies, cabinets and panels are referred to as “Covered Products.” The Company’s fiber connectivity products contain a wide variety of materials that do not contain conflict minerals.

Description of Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, the Company undertook a reasonable country of origin inquiry (“2016 RCOI”) to determine whether the conflict minerals necessary to the functionality or production of the Covered Products were sourced from the Democratic Republic of Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The Company’s 2016 RCOI was based upon the due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Due Diligence Guidance”) and related Supplements for each of the conflict minerals.

The 2016 RCOI included the following steps:

•	The Company first identified all of its active suppliers that may supply products to the Company (components, subassemblies and materials) containing conflict minerals. For this purpose, the Company identified those suppliers that offered products containing conflict minerals for sale generally whether or not the Company actually purchased those products in 2016.

•	The Company next conducted a survey of these suppliers using an adapted template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), known as the Conflict Minerals Reporting Template.

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•	From responsive suppliers, the Company also independently compared the list of smelters/processors collected from suppliers and to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative.

•	For the non-responsive suppliers, the Company reviewed available information, both publicly available and generated in the course of the supply relationship, to determine if there exist warning signs or other circumstances indicating that conflict minerals originated or may have originated in the Covered Countries.

Results of Reasonable Country of Origin Inquiry

The 2016 RCOI results are as follows:

•	As to the suppliers that submitted Conflict Minerals Reporting Templates that were complete and responsive: (A) 51 suppliers constituting 83.0% of the dollar volume of all purchases in 2016 indicated that none of the supplies included in the Covered Products contained conflict minerals originating in the Covered Countries; (B) 17 suppliers constituting 6.8% of the dollar volume of all purchases in 2016 indicated that the supplies included in the Covered Products contained conflict minerals originating in the Covered Countries, but that the smelters were certified to be a conflict-free smelter and identified by the template based on listings of certifications by the Conflict-Free Sourcing Initiative; (C) 16 suppliers constituting 8.2% of the dollar volume of all purchases in 2016, the supplier indicated that it was unable to state the country of origin of the conflict minerals in products it supplied to the Company; and (D) none of the supplies included in the Covered Products were from recycled or scrap resources.

•	As to the suppliers that did not submit complete and responsive Conflict Minerals Reporting Templates: The Company did not identify any warning signs or other circumstances indicating that conflict minerals originated or may have originated in the Covered Countries.

Website Disclosure

This Form SD has been filed with the SEC and is publicly available on the Company’s website at www.clearfieldconnection.com by following the link under “Products.”

Any reference in this Form SD to the Company’s corporate website, and the contents thereof, is provided for convenience only; such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

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Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEARFIELD, INC.

/s/ Daniel Herzog	May 25, 2017
By: Daniel Herzog, Chief Financial Officer	Date